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AB 3/1.

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**Washington, D.C. 20549**


15048880

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III



| SEC FILE NUMBER |
|---|
| 8- 49005 |

**FACING PAGE**
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING January 1, 2014 AND ENDING December 31, 2014

## A. REGISTRANT IDENTIFICATION

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

NAME OF BROKER-DEALER:
Sentinel Brokers Company, Inc.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

20 Broadway
(No. and Street)

Massapequa (City) New York (State) 11758 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Joseph Lawless 516-541-9100
(Area Code – Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lilling & Company LLP
(Name – if individual, state last, first, middle name)

10 Cutter Mill Road (Address) Great Neck (City) NY (State) 11021 (Zip Code)

CHECK ONE
- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the exemption. See section 240,17a-5(e)(2).*

**Sec 1410 (6-02)** **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**



## OATH OR AFFIRMATION

I, Joseph M. Lawless, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

Sentinel Brokers Company, Inc., as of

December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_______________

_______________

_______________

Signature

PRESIDENT

Title

PATRICIA R. SECONTINE
MY COMMISSION # FF 011863
EXPIRES: June 29, 2017
Bonded Thru Budget Notary Services

NOTARY PUBLIC STATE OF FLORIDA

Notary Public

2-27-15

This Report ** contains (check all applicable boxes):

- [x] (a) Facing Page
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss)
- [x] (d) Statement of Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of Consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent auditor's report on internal control.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

# SENTINEL BROKERS COMPANY, INC.

## REPORT ON AUDIT OF FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION

## EXEMPTION REPORT

## REPORT ON SIPC ASSESSMENT

## DECEMBER 31, 2014

# Lilling & Company LLP

Certified Public Accountants


## *REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM*

To the Board of Directors
Sentinel Brokers Company, Inc.
Massapequa, New York

We have audited the accompanying financial statements of Sentinel Brokers Company, Inc. (the Company), which comprise the statement of financial condition as of December 31, 2014, and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements. Sentinel Brokers Company, Inc.'s management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

Except as discussed in the following paragraph, we conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

We were unable to obtain sufficient appropriate audit evidence supporting the Company's investment in a joint venture stated at $60,000, which is included in other assets in the statement of financial condition at December 31, 2014, or its equity loss in earnings of that entity of $60,000, which is included in other expenses in the statements of operations for the year then ended as described in Note 2 to the financial statements; nor were we able to satisfy ourselves as to the carrying value of the investment in the joint venture or the equity loss in its earnings by other auditing procedures..


Ten Cutter Mill Road, Great Neck, NY 11021-3201 • (516) 829-1099 • Fax (516) 829-1065

In our opinion, except for the effects of such adjustments, if any, as might have been determined to be necessary had we been able to examine evidence regarding the joint venture investment and earnings, the financial statements referred to above present fairly, in all material respects, the financial condition of Sentinel Brokers Company, Inc. as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The Computation of Net Capital under Rule 15c-3-1 of the Securities and Exchange Commission (Schedule I) as of December 31, 2014 has been subjected to audit procedures performed in conjunction with the audit of Sentinel Brokers Company, Inc.'s financial statements. The supplemental information is the responsibility of Sentinel Brokers Company, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information contained in Schedule I is fairly stated, in all material respects, in relation to the financial statements as a whole.

Lilling + Company

***CERTIFIED PUBLIC ACCOUNTANTS***
***Great Neck, New York***
***February 26, 2015***

SENTINEL BROKERS COMPANY, INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2014

**ASSETS**

| | |
|---|---|
| Cash and cash equivalents | $ 335,204 |
| Marketable securities | 1,098,696 |
| Furniture, equipment and leasehold improvements, net of accumulated depreciation and amortization of $124,119 | 36,123 |
| Other | 70,742 |
| | $ 1,540,765 |

**LIABILITIES AND STOCKHOLDER'S EQUITY**

**Liabilities**

| | |
|---|---|
| Accounts payable and accrued expenses | $ 29,759 |
| Accrued payroll | 198,626 |
| | 228,385 |

**Stockholder's equity**

| | |
|---|---|
| Common stock, 200 shares authorized, 100 shares issued and outstanding, no par value | 100 |
| Paid-in capital | 564,624 |
| Retained earnings | 747,656 |
| | 1,312,380 |
| | $ 1,540,765 |

See notes to financial statements

SENTINEL BROKERS COMPANY, INC.

STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2014

| | |
|---|---|
| **REVENUES** | |
| Commission income | $3,531,914 |
| Trading income | 40,692 |
| Interest and Dividend income | 35,916 |
| | 3,608,522 |
| **EXPENSES** | |
| Payroll and related costs | 2,428,385 |
| Trade processing | 327,150 |
| Occupancy costs | 125,080 |
| Other expenses | 516,209 |
| | 3,396,824 |
| **NET INCOME** | $ 211,698 |

See notes to financial statements

SENTINEL BROKERS COMPANY, INC.

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2014

| | |
|---|---|
| **Cash flows from operating activities** | |
| Net income | $ 211,698 |
| Adjustments to reconcile net income to net cash used in operating activities: | |
| Depreciation and amortization | |
| Changes in assets and liabilities: | 27,907 |
| Marketable securities, net | (296,400) |
| Other assets | 9,367 |
| Accounts payable and accrued expenses | (69,361) |
| Total adjustments | (328,487) |
| **Net cash used in operating activities** | (116,789) |
| **Cash flows from financing activities** | |
| Principal payments on loans payable | (4,415) |
| Shareholder distributions | (594,963) |
| **Net cash used in financing activities** | (599,378) |
| **NET CHANGE IN CASH AND CASH EQUIVALENTS** | (716,167) |
| **CASH AND CASH EQUIVALENTS - BEGINNING** | 1,051,371 |
| **CASH AND CASH EQUIVALENTS- END** | $ 335,204 |

| | |
|---|---|
| Supplemental disclosures of cash flow information: | |
| Cash paid during the year for: | |
| Interest expense | $ 57 |
| Income taxes | $ 13,033 |

See notes to financial statements

# SENTINEL BROKERS COMPANY, INC.

## STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
## YEAR ENDED DECEMBER 31, 2014

| | COMMON STOCK | PAID-IN CAPITAL | RETAINED EARNINGS | TOTAL |
|---|---|---|---|---|
| **Balance - beginning** | $ 100 | $ 564,624 | $ 1,130,921 | $ 1,695,645 |
| Net income | | | 211,698 | 211,698 |
| Shareholder distributions | - | - | (594,963) | (594,963) |
| **Balance - end** | $ 100 | $ 564,624 | $ 747,656 | $ 1,312,380 |

See notes to financial statements

## 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

### Organization

Sentinel Brokers Company, Inc. (the "Company") began business on January 1, 1998. The Company is primarily engaged in acting as an intermediary facilitating the trading of Municipal Bonds and Preferred Stocks between institutions. The Company has no retail customer base. The Company is a broker-dealer registered with the Financial Industry Regulatory Authority (FINRA) and the Securities Exchange Commission. The Company, as a non-clearing broker, does not handle customers' funds or securities. There were no liabilities subordinated to claims of general creditors during the year ended December 31, 2014.

### Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles Generally accepted in the United States.

### Income Taxes

Effective July 1, 2011, the Company elected to be taxed as an "S" Corporation for federal and state income tax purposes. As an S corporation, the Company is not subject to federal income taxes and passes through substantially all taxable items to the shareholder of the Company. The Company is subject to state and local income taxes in various states.

In accordance with ASC 740, Income Taxes, the Company is required to disclose unrecognized tax benefits resulting from uncertain tax positions. The Company recognizes the accrual of any interest and penalties to unrecognized tax benefits in income tax expense.

At December 31, 2014 the Company did not have any unrecognized tax benefits or liabilities. No interest or penalties were recognized during the period. The Company operates in the United States and in state and local jurisdictions, and the previous three years remain subject to examination by tax authorities. There are presently no ongoing income tax examinations.

### Securities Transactions and Commissions Revenues

Securities transactions are recorded on a trade date basis. Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Securities owned are recorded at current market value. Securities not readily marketable are valued at fair market value as determined by management, which approximates estimated realizable value. It is reasonable possible that a change in such estimates may occur in the near term.

Furniture, Equipment and Leasehold Improvements

Furniture and equipment are recorded at cost. Depreciation is recorded on a straight-line basis and accelerated basis over the estimated useful life of the related assets, which range from three to five years. Leasehold improvements are amortized over the lesser of the economic life of the improvements or the term of the lease.

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to concentration of credit risk consist primarily of cash and cash equivalents and marketable securities. The Company maintains cash balances with a commercial bank and cash, money market funds and securities with a brokerage firm. At times, amounts with the bank exceeded Federal Deposit Insurance Corporation limits. The amounts at the brokerage firm are covered up to Securities Investor Protection Corporation ("SIPC") limits.

The responsibility for processing customer activity rests with Southwest Securities, Inc. ("SWS Group"). The Company's clearing and execution agreement provides that SWS Group's credit losses relating to unsecured margin accounts receivable of the Company's customers are charged back to the Company.

In accordance with industry practice, SWS Group records customer transactions on a settlement date basis, which is generally three business days after the trade date. SWS Group is therefore exposed to risk of loss on these transactions in the event of the customer's inability to meet the terms of its contracts, in which case SWS Group may have to purchase or sell the underlying financial instruments at prevailing market prices in order to satisfy its customer-related obligations. Any loss incurred by SWS Group is charged back to the Company.

The Company, in conjunction with SWS Group, controls off-balance-sheet risk by monitoring the market value and marking securities to market on a daily basis and by requiring adjustments of collateral levels. SWS Group establishes margin requirements and overall credit limits for such activities and monitors compliance with the applicable limits and industry regulations on a daily basis.

Estimates

Management of the Company uses estimates and assumptions in preparing financial statements in accordance with accounting principles generally accepted in the United States. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates management uses.

Cash and Cash Equivalents

The Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months that are not held for sale in the ordinary course of business. Included in cash equivalents are money market funds and brokerage account balances.

2. OTHER INVESTMENTS

Included in other assets is an investment of a 10% interest in a privately held joint venture valued at $60,000 which is recorded on the equity method of accounting. The Company recorded a loss of $60,000 on this investment during the year ended December 31, 2014, which is included in other expenses in the statement of operations.

3. MARKETABLE SECURITIES

Marketable securities totaling $1,098,696 consist of municipal bonds of $266,315 and equities of $832,381 valued at quoted market prices.

4. FAIR VALUE

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a hierarchy of fair value inputs. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1. Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company can access at the measurement date.
- Level 2. Inputs other than quoted prices included within level 1 that are observable for the asset or liability either directly or indirectly.
- Level 3. Unobservable inputs for the asset or liability.

The availability of observable inputs can vary from security to security and is affected by the wide variety of factors, including, for example, the type of security, the liquidity of markets, and other characteristics particular to the security. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

Fair value is a market-based measure considered from the perspective of a market participant rather than an equity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that the Company believes market participants would use in pricing the asset or liability at the measurement date.

A description of the valuation techniques applied to the company's major categories of assets and liabilities measured at fair value on a recurring basis follows.

Exchange-Traded Equity Securities: Exchange-traded equity securities are generally valued based on quoted prices from the exchange. To the extent these securities are actively traded, valuation adjustments are not applied, and they are categorized in level 1 of the fair value hierarchy; otherwise, they are in level 2 of the fair value hierarchy.

Municipal Bonds: The fair value of municipal bonds are determined using recently executed transactions, market price quotations (when observable), bond spreads or credit default swap spreads obtained from independent external parties, such as vendors and brokers, adjusted for any basis difference between cash and derivative instruments. The spread data used are for the same maturity as the bond. If the spread data do not reference the issuer, then data that reference a comparable issuer are used. When position-specific external price data are not

observable, fair value is determined based on either benchmarking to similar instruments or cash flow models with yield curves, bond, or single-name credit default swap spreads and recovery rates as significant inputs. Municipal bonds are generally categorized in level 2 of the fair value hierarchy.

| | Level 1 | Level 2 | Level 3 | Total |
|---|---|---|---|---|
| **Asset** | | | | |
| **Municipal Bonds** | | $266,315 | | $266,315 |
| **Equity** | | | | |
| Common Stock | | | | |
| Manufacturing | $174,713 | | | 174,713 |
| Technology | 109,965 | | | 109,965 |
| Finance | 111,087 | | | 111,087 |
| Entertainment | 37,676 | | | 37,676 |
| Utilities | 18,676 | | | 18,676 |
| Real Estate | 10,915 | | | 10,915 |
| Retail | 9,700 | | | 9,700 |
| ETFs | 9,003 | | | 9,003 |
| Preferred Stock | | | | |
| Utilities | 191,226 | | | 191,226 |
| Finance | 159,420 | | | 159,420 |
| | **$832,381** | **$266,315** | | **$1,098,696** |

5. COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 pursuant to Paragraph (k)(2)(ii). As an introducing broker, the Company clears customer transactions on a fully disclosed basis with SWS. SWS Group carries all of the accounts of such customers and maintains and preserves such books and records.

6. NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c-3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2014, the Company had net capital of $1,082,422, which was $982,422 in excess of its required net capital of $100,000. The Company had a

percentage of aggregate indebtedness to net capital of 21.1% as of December 31, 2014.

## 7. COMMITMENTS AND CONTINGENCIES

The Company leases office space in Massapequa, New York. Rent expense for the year ended December 31, 2014 was approximately $72,305. Minimum future rental payments are approximately $36,000 for 2015 and $11,000 for 2016.

## 8. SUBSEQUENT EVENTS

The Company has evaluated events and transactions that have occurred after December 31, 2014 that would require recognition or disclosure in the financial statements.

Supplementary Information
Pursuant to Rule 17a-5 of the
Securities Exchange Act of 1934

As of December 31, 2014

SENTINEL BROKERS COMPANY, INC. Schedule I

COMPUTATION OF NET CAPITAL UNDER RULE 15c-3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2014

| | |
|---|---|
| **NET CAPITAL** | |
| Stockholder's equity | $ 1,312,380 |
| Deductions and/or charges: | |
| Non-allowable assets | 106,865 |
| Net capital before haircuts on securities positions | 1,205,515 |
| Haircuts and undue concentration | 123,093 |
| **NET CAPITAL** | $ 1,082,422 |
| **MINIMUM NET CAPITAL REQUIREMENT** | $ 100,000 |
| **EXCESS OF NET CAPITAL OVER MINIMUM REQUIREMENTS** | $ 982,422 |
| **AGGREGATE INDEBTEDNESS** | $ 228,385 |
| **PERCENTAGE OF AGGREGATE INDEBTEDNESS TO NET CAPITAL** | 21% |

Statement Pursuant to Paragraph (d) (4) of Rule 17a-5

There were no material differences between the preceeding computation and the Company's corresponding unaudtited Part IIA of Form X-17a-5 as of December 31, 2014.

See independent auditor's report

# Lilling & Company LLP

Certified Public Accountants


## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Sentinel Brokers Company, Inc.
Massapequa, New York

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Sentinel Brokers Company, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Sentinel Brokers Company, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii), (the "exemption provisions") and (2) Sentinel Brokers Company, Inc. stated that Sentinel Brokers Company, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Sentinel Brokers Company, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Sentinel Brokers Company, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii), of Rule 15c3-3 under the Securities Exchange Act of 1934.

Lilling + Company

***CERTIFIED PUBLIC ACCOUNTANTS***
***Great Neck, New York***
***February 26, 2015***


Ten Cutter Mill Road, Great Neck, NY 11021-3201 • (516) 829-1099 • Fax (516) 829-1065

Sentinel Brokers Company, Inc.
20 Broadway
Massapequa, NY 11758

**Exemption Report**

To the best of our knowledge and belief,

(1) Sentinel Brokers Company, Inc. is exempt under the provisions of paragraph (k)(2)(ii) of Rule 15c3-3;

(2) Sentinel Brokers Company, Inc. met the identified exemption provisions in paragraph (k)(2)(ii) of Rule 15c3-3 throughout the most recent fiscal year without exception.

Joseph Lawless, President

Lilling & Company LLP

Certified Public Accountants

## INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

To the Board of Directors
Sentinel Brokers Company, Inc.
Massapequa, New York

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2014, which were agreed to by Sentinel Brokers Company, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Sentinel Brokers Company, Inc.'s compliance with the applicable instructions of Form SIPC-7. Sentinel Brokers Company, Inc.'s management is responsible for Sentinel Brokers Company, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2014, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express

Ten Cutter Mill Road, Great Neck, NY 11021-3201 • (516) 829-1099 • Fax (516) 829-1065

such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

*Lilling + Company*

***CERTIFIED PUBLIC ACCOUNTANTS***
***Great Neck, New York***
***February 26, 2015***

SIPC-7

(33-REV 7/10)

# SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

## General Assessment Reconciliation

For the fiscal year ended 12/31/2014
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7

(33-REV 7/10)

**TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS**

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

15*15*********1795*********************MIXED AADC 220
049005 FINRA DEC
SENTINEL BROKERS COMPANY INC
20 BROADWAY
MASSAPEQUA NY 11758-5033

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 8,297

B. Less payment made with SIPC-6 filed (exclude interest) ( 4,302 )

7·22·14
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment)

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 3,995

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 3,995

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

SENTINEL BROKERS CO., INC.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

PRESIDENT
(Title)

Dated the 19 day of FEBRUARY, 20 15.

**This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.**

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

## DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 1/1/2014 and ending 12/31/2014

**Eliminate cents**

**Item No.**

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) — $ 3,616,018

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions ______

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. ______

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. 220,605

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. 76,607

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

______

(Deductions in excess of $100,000 require documentation) ______

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______

Enter the greater of line (i) or (ii) ______

Total deductions ______

2d. SIPC Net Operating Revenues $ 3,318,806

2e. General Assessment @ .0025 $ 8,297

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